UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

/ /	Transition Report on Form 10-K
/ /	Transition Report on Form 20-F
/ /	Transition Report on Form 11-K
/ /	Transition Report on Form 10-Q
/ /	Transition Report on Form N-SAR

For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Aquis Communications Group, Inc.
Full Name of Registrant

Paging Partners Corporation
Former Name if Applicable

1719A Route 10, Suite 300
Address of Principal Executive Office (Street and Number)

Parsippany, New Jersey 07054
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Aquis Communications Group, Inc. ("Aquis")is currently in the process of attempting to renegotiate certain portions of a senior secured borrowing facility that one of Aquis' wholly-owned subsidiaries has with Finova Capital Corporation ("Finova") and/or obtain a waiver from Finova with regard to certain events of default that have occurred under the terms of the senior secured borrowing facility. Aquis can offer no assurance that it will be successful in either regard. Since the status of the Finova agreements will have a material impact on the disclosure to be included in Aquis' Annual Report on Form 10-K, Aquis is not currently able to complete its Annual Report on Form 10-K, or to include as exhibits to the Annual Report on Form 10-K documentation related to the proposed transactions described above, without unreasonable effort.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Joseph P. Galda, Esq.	(716)	856-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/  Yes        /  /  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/  Yes        /  /  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the year ended December 31, 2000, Aquis expects to report a net loss before any impairment-related write-down of long lived assets of approximately $11 million, or $0.63 per share, as compared to a net loss of $10.9 million, or $0.76 per share, for the year ended December 31, 1999. Aquis also expects to report gross revenues of about $28.7 and $31.2 million for the years ended December 31, 2000 and 1999, respectively.

        The results of both years were significantly impacted by annual charges exceeding $10 million for depreciation and amortization resulting from the higher values allocated to the assets acquired through the business combinations with Bell Atlantic Paging, Inc., Paging Partners Corporation, SourceOne Wireless, Inc., Suburban Connect, L.P., and SunStar Communications, Inc. Also impacting earnings were net interest expenses of about $3.5 million and $3.0 million during the years ended December 31, 2000 and 1999, respectively.

        Aquis is currently evaluating its long lived intangible and fixed assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This is done as the result of the general decline in value of the companies competing in the paging industry, Aquis' continuing cash flow and operating losses, and Aquis' expectation of continued losses for the foreseeable future and resulting substantial doubt about Aquis' ability to continue as a going concern as it is presently structured. Aquis expects that the impact of this write-down will be significant. Aquis cannot give a reasonable estimate of the expected write-down as management is still assessing the application of the relevant criteria to the present situation.

        This Form 12b-25 contains forward-looking statements made by Aquis' management that are based on current expectations, estimates and projections and management's beliefs and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or various other such words and similar expressions are intended to identify such forward-looking statements. These statements involve certain risks, uncertainties and assumptions that are difficult to predict. Some, but not all, of such risks and uncertainties are described in the risk factors section of Aquis' most recently filed Annual Report on Form 10-K. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Aquis Communications Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2001	By /s/Keith J. Powell Keith J. Powell President